INTERNATIONAL FIBERCOM, INC.

              SUPPLEMENT TO THE PROSPECTUS DATED FEBRUARY 12, 1998

         Effective September 1, 1998, the Company acquired all of the issued and outstanding common stock of United Tech, Inc. ("United Tech") in exchange for 1,502,000 restricted shares of Common Stock of the Company. Also effective September 1, 1998, the Company acquired all of the issued and outstanding common stock of Diversitec, Inc. ("Diversitec") in exchange for 1,752,000 restricted shares of Common Stock of the Company. In connection with the acquisitions, the Company caused United Tech and Diversitec to enter into three-year employment agreements with certain key employees. United Tech, based in Florida, and Diversitec, based in Virginia, are telecommunications equipment resellers and were privately owned. Each of these acquisitions is being accounted for as a pooling of interests.

         On a preliminary, unaudited basis, United Tech reported sales of approximately $8,373,000 for the six months ended June 30, 1998 and operating income of $2,414,000 before Subchapter S distributions of $1,390,000. In 1997, United Tech generated sales of approximately $8,350,000 and was profitable. On a preliminary, unaudited basis, Diversitec reported sales of approximately $6,763,000 for the six months ended June 30, 1998 and was profitable. In 1997, Diversitec generated sales of approximately $12,600,000 and was profitable.

         For the six months ended June 30, 1998, the Company reported net income of $3,083,948, or $.17 basic earnings per share and $.14 diluted weighted earnings per share, on revenues of $30,928,477. These results compare to net income of $957,088, or $.14 basic earnings per share and $.07 diluted weighted earnings per share, on revenues of $13,096,638 for the six months ended June 30, 1997.

                                                         Dated: October 30, 1998